

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 15, 2009

Via Mail and Fax

Libano Miranda Barroso
Chief Financial Officer
TAM S.A.
Avenida Jurandir, 856, Lote 4, 1° andar, CEP 04072-000
São Paulo, SP, Brazil

> **RE: TAM S.A.**
> **Form 20-F for the Year Ended December 31, 2007**
> **Form 6-K filed March 31, 2009**
> **File Number: 333-131938**

Dear Mr. Barroso:

We have reviewed your correspondence dated March 27, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2007

Note 29, Summary of Principal Differences, page F-47
(k) Maintenance, page F-58

1. In regard to your power by the hour ("PBTH") engine maintenance contracts, you state in your March 27, 2009 response that the contracts contain reconciliation provisions for removal of engines from the contracts which would cause you to make payments over and above the contractual hourly payments made to the date the engines were withdrawn from the maintenance programs. As a result, you do not consider that a "full" transfer of risk occurs under these contracts and, accordingly, you recognize maintenance expense at the time the maintenance activities are actually performed by the maintenance service providers. Please note that the accounting literature for PBTH contracts does not require a "full" transfer of cost risk for transfer of risk to be considered to have taken place. Specifically, it is specified within "True-ups" in paragraph 4.87 of the AICPA Audit and Accounting Guide: Airlines ("AAG")

that for a transfer of risk to occur the service provider must absorb and receive "substantially all variability" of the cost of maintenance required under the service contract.

It does not appear that your PBTH contracts stipulate adjustments for actual cost experience by the service provider through the normal course of the contract (i.e., engines that are not early removed) or at the normal expiration of the contract. We note several provisions in your PBTH contracts that specify the basis for adjusting or repricing of rates that are charged and the reconciliation of such amounts to amounts previously paid or due in the exceptional case that engines are early removed. However, it does not appear – with the exception of a limited number of engines removable (in the limited conditions of sale, return to lessor, or a beyond economic repair determination) from one contract with no more or less than one contract-covered shop visit – that these provisions represent true-ups to actual costs incurred by the maintenance service provider for maintenance performed or to be performed on any engine in the program, whether early removed from the maintenance program or remaining in the maintenance program after early removal of other engines from the program, or upon termination of the contract. Rather, the pricing adjustments are based on "standard" rates and charges, "current market" rates, or referenced to other fixed rates to be charged. Therefore, these adjustments are not necessarily representative of actual costs incurred by the maintenance service provider. Moreover, we identified provisions that specifically stated that "there will be no time and material charges assessed for engine off-wing maintenance" except under certain out of scope circumstances and that capped the amount of charges that may be incurred for each engine early removed from the maintenance contract that had two or more shop visits. In addition, we note that the contracts stipulate the assignment of the benefits of manufacturer warranties to the maintenance service providers. Such an assignment is inconsistent with an airline seeking to retain cost risk for maintenance.

Although you may be required to make payments over and above the contractual hourly payments made to the date that engines are early withdrawn from the maintenance programs, such additional payments are not necessarily representative of a true up to actual costs incurred by the maintenance provider for service performed on the engines removed. It appears that such additional payments may in essence represent penalties as a disincentive to early withdrawal of covered engines. Please note that in regard to the "Termination provisions" transfer of risk criterion specified in paragraph 4.87 of the AAG, it is stated therein that "a contract may reasonably provide for the successful satisfaction of each party's obligations under the contract that had been incurred prior to the termination and penalty provisions, if appropriate, and still transfer risk."

You have emphasized for us the escalation provisions pertaining to one of your PBTH contracts. Please note that in regard to the "Contract adjustment provisions" transfer of risk criterion specified in paragraph 4.87 of the AAG, it is stated therein that "Contracts may contain annual or periodic escalation provisions, whether tied to specified inflationary or labor indices or specifically agreed to by the parties … and still transfer risk …"

We believe that transfer of risk in regard to your PBTH contracts should be assessed for the entirety of each contract over its intended normal course of performance of service. In regard to engines early removed from the respective maintenance programs, the number of engines that may be so removed is limited to a minor number of engines covered by each program, and may be early removed only in certain circumstances and not solely at your discretion. This does not appear to us to be substantially sufficient so as to preclude transfer of risk to the maintenance service providers for the contracts as a whole.

Based on the above, it appears that the substance of your PBTH contracts in their intended normal course is for the maintenance providers to absorb substantially all variability of the cost of maintenance services specified under the contracts. Paragraph 4.85 of the AAG states "If the contract transfers risk, AcSEC believes the airline should recognize maintenance expense in accordance with the PBTH contract, as opposed to following its maintenance accounting policy." That is, contractual costs for maintenance coverage should be recognized as hours are flown. Therefore, we cannot concur with your accounting for your PBTH maintenance contracts under U.S. GAAP and we believe you should revise your accounting accordingly in your fiscal year 2008 Form 20-F. To the extent that you disagree, we request that you consult with the national office of your independent auditors regarding your conclusion.

2. The intended revised disclosure in the response to our prior comment number 1 indicates that amounts payable for PBTH engine maintenance contracts are based on hours flown. However, it is not clear as to the timing of when the payments are made. Please clarify your disclosure, indicating all applicable timing aspects of payments made and the basis for such payments so that investors may have a complete understanding of the cash flows associated with these contracts.

Exhibits Index

3. It appears that your current PBTH engine maintenance contracts are material to your operations. However, it does not appear that they have been included in the "Exhibit Index" as documents filed with the Commission. Please file and list the contracts as material exhibits.

Form 6-K filed March 31, 2009

4. In regard to note 31 to the financial statements included therein, we note that the 2007 columns for U.S. GAAP purposes are labeled as "restated," but we did not identify any explanation as to what was restated and why. Please tell us each amount that has

been restated in 2007 for U.S. GAAP purposes (on an unaudited basis) and the reason for its restatement under U.S. GAAP.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief